FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2002

Metal Storm Limited
(Translation of registrant's name into English)

Level 34 Central Plaza One
345 Queen Street
Brisbane, Queensland, 4000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED

By:

Name: Peter R Wetzig

Title General Manager - Commercial and Company Secretary

Date: 31/05/02

ASIC registered agent number
lodging party or agent name
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number state/territory

COPY

ASIC CASH. PROC. ROA / MAP

Australian Securities & Investments Commission

form **315**

Notification of
resignation, removal or cessation of auditor

Corporations Act 2001
319(5)(a), 324(1) & (2), 327(4) & (15), 329(11)(c), 330

Company name Metal Storm Limited
A.C.N. 064 270 006

Details of company
(tick one box)

[X] public company [ ] proprietary company

Details of resignation, removal or cessation

[X] notice was received of the resignation of the auditor/s
date of receipt of notice of resignation (d/m/y) 26 /04 /2002

[X] the auditor/s was/were removed from office
date of removal (d/m/y) 30 /04 /2002

[ ] the auditor is deceased
date of death (d/m/y) / /

[ ] the auditor has been disqualified for reasons specified under section 324(1) or (2) of the Corporations Act 2001
date of disqualification (d/m/y) / /

[ ] the company is being wound up (refer section 330 of the Corporations Act 2001)
date of resolution or date of Court Order (d/m/y) / /

[ ] the company has become a subsidiary of another company (refer subsection 327(15) of the Corporations Act 2001)
retired at AGM held (d/m/y) / /

Details of resigning auditors

name (family & given names) Deloitte Touche Tomatsu
or if a firm, business name
office, level, building name Level 25 Riverside Centre
street number & name 123 Eagle Street
suburb/city Brisnabe state/territory Qld postcode 4000

name (family & given names)
or if a firm, business name
office, level, building name
street number & name
suburb/city state/territory postcode

Signature

I certify that the information in this form is true and complete.

print name Peter Ronald Wetzig capacity Secretary

sign here [signature] date 10 /05 /2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs 05 mins

Metal Storm presents Counter Terrorism Technology Applications at US Symposium

May 21, 2002

Arlington, VA – Metal Storm (ASX: **MST** and Nasdaq Small Cap: **MTSX**) showcased its pioneer electronic ballistics technology to the National Defense Industrial Association's (NDIA) Symposium 2002 in Atlantic City, New Jersey 13-16 May. The presentation, entitled 'Metal Storm Technology Applications for National Security and Counter Terrorism' was delivered by Metal Storm's President and CEO Mr Mike O'Dwyer.

The NDIA International Industry and Small Arms Symposium brings international defence together for technical presentations and information exchange on current and future defence capabilities. It attracts law enforcement, government, defence industry and international participants, as well as strong representation from the military.

Mr O'Dwyer outlined Metal Storm's next generation counter terrorism electronic weapon technology. This included a concept for a two-barrel hybrid weapon which combines kinetic and airburst munitions into one single integrated operating system. The presentation also highlighted one of the key features of Metal Storm's technology which is the ability to switch between combinations of different calibres including lethal and non lethal ammunitions within the one weapon or weapon system.

Mr O'Dwyer said, "Recent comments from the US Defense Secretary's office, as reported on DefenseLINK, indicate that the US Army must invest in innovative technologies and ideas that represent the future battlefield technology for indirect fire. Metal Storm's technology is innovative and proven, and represents generational change in meeting future battlefield technology requirements. Our technology is well suited to those Armies who are seeking to transform their weapon inventories to meet important future requirements such as precision, control, mobility and multiple effects."

"Metal Storm is well positioned to compete in a broad number of defence programs designed to meet 'next generation' defence capability, including national security and counter terrorism requirements, and which have very significant commercial potential" he added.

About Metal Storm
Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately A$100 million in research and development funding in place to develop its technology from leading defence-related agencies in Australia and the United States. Additionally, the Company is well positioned to support the US government's more urgent homeland defence needs. Recently, the US Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter terrorism capabilities.

Safe Harbor
Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the Company's technology, the ability of the Company to protect its proprietary technology, the market for the Company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other

risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Form 20-F.

DefenseLINK news available at: Visit DefenseLINK website

Further information:

In Australia:
Peter Wetzig
Metal Storm Limited
Telephone: #61 (0) 7 3221 9733

In United States of America:
Elissa Grabowski
Lippert/Heilshorn & Assoc
Telephone: (212) 838 3777

Metal Storm Reports First Quarter Financial Results

May 30, 2002

ARLINGTON, VA - May 30, 2002: Metal Storm Limited (Nasdaq Small Cap: **MTSX** and ASX code: **MST**), a pioneer of electronic ballistics technology, today announced U.S. GAAP compliant, unaudited financial results for the three months ended March 31, 2002. During the quarter, the company continued to evolve its state-of-the-art technology, build its senior management team and present Metal Storm's capabilities to defense industry experts. Highlights of the first quarter 2002 and recent weeks include:

- Strengthening of the senior management team with the appointment of Chuck Vehlow as Chief Corporate Officer based in the company's U.S. office in Arlington, Virginia.
- The first successful test firing of a 60mm projectile using the Metal Storm system, which significantly widens the potential military and civil applications of the company's technology.
- President and CEO Mike O'Dwyer presented a range of Special Operations concepts utilizing Metal Storm's electronic ballistics technology at the National Defense Industrial Association's 13th Annual Special Operations/Low Intensity Conflict Symposium and Exhibition in Arlington, Virginia on February 8, 2002.
- John Brooks of Firepak Oil and Gas Industries, Ltd. presented a paper entitled "Aerosol Fire Suppression for High-Rise Structural Applications Via Aircraft Distribution Using Metal Storm Technologies" at the Halon Options Technical Working Conference 2002 in Albuquerque, New Mexico, held April 30 – May 2.

For the first quarter of 2002, the company reported an unaudited net loss of $891,019, or $0.002 per share and $0.04 per ADR. Research and development expenses were $501,725 (unaudited) for the first quarter of 2002. Comparable figures for the first quarter of 2001 are not available, because the company did not prepare financial results according to U.S. GAAP prior to its Nasdaq listing in December 2001. The company's December 31, 2001 year end results have not been released to the U.S. market. The company anticipates filing these results on Form 20-F on or prior to June 30, 2002.

Metal Storm ended the first quarter of 2002 with $2,795,788 in cash and cash equivalents (unaudited). The company ended the quarter with 423,403,558 ordinary shares outstanding, which is equivalent to 21,170,178 American Depositary Receipts (ADRs).

Mike O'Dwyer said, "In keeping with the accelerated pace of homeland defense efforts in the U.S. following the events of September 11th, we continued to make progress toward securing a procurement contract with the U.S. Department of Defense during the first quarter of 2002. Metal Storm began responding to the U.S. government's needs by developing innovative counter-terrorism applications, as the U.S. government stepped up military efforts and increased its defense budget."

Mr. O'Dwyer continued, "We have made significant progress in our R&D programs and toward the goal of commercializing our products. We have markedly extended the performance parameters of our technology and the range of applications now considered commercially feasible. Some of Metal Storm's cornerstone products include: an Area Denial Weapon System (ADWS), an Advanced Individual Combat Weapon (AICW), a high-pressure barrel for multiple usage and a product to defend high-value vehicles from missile attack."

"Looking ahead, our goals are to enhance Metal Storm's internal R&D capability, to submit additional proposals in order to secure procurement contracts and begin to license and commercialize our technology," concluded Mr. O'Dwyer. "In order to accomplish these milestones, we will continue to build up our management team, particularly in the U.S. In addition, we are exploring opportunities to work with an established defense contractor to expedite the achievement of our growth goals."

To view Condensed Consolidated Statements of Operations in pdf 52kb Click here

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defense organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defense-related agencies in Australian and the United States. Additionally, the company is well positioned to support the U.S. government's more urgent homeland defense needs. Recently, the U.S. Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company's business, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission, including the company's Form 20-F.

Further information:
In Australia:
Peter Wetzig
General Manager - Commercial
Metal Storm Limited - Brisbane
Telephone: #61 (0) 7 3221 9733

Investor Relations:
Frank Sufferini – Orient Capital Pty Ltd - Sydney
Telephone: #61 (0) 2 9964 0200

In USA:
Media Enquiries:
Elissa Grabowski
Lippert/Heilshorn & Associates, New York
Telephone: (212) 838 3777

Investor Relations:
Jody Burfening
Kristine Hong
Lippert/Heilshorn & Associates, New York
Telephone: (212) 838 3777

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Comment on Washington Times Report

Document date: Wed 15 May 2002 **Published:** Wed 15 May 2002 10:27:17
Document No: 146644 **Document part:** A
Market Flag: Y
Classification: Other

METAL STORM LIMITED 2002-05-15 ASX-SIGNAL-G

HOMEX - Brisbane

++++++++++++++++++++++++
Comment on the Washington Times report which was referred to in the Brisbane Courier Mail article this morning.

The cancellation of the US Crusader project was well publicised in the US and in Australia. Metal Storm did not discuss the Crusader cancellation with the US media and is unable to comment further.

P R Wetzig
GENERAL MANAGER - COMMERCIAL
and COMPANY SECRETARY

Change of Director`s Interest Notice

Document date: Fri 24 May 2002 **Published:** Fri 24 May 2002 19:51:53
Document No: 146767 **Document part:** A
Market Flag: N
Classification: Change of Director's Interest Notice

METAL STORM LIMITED 2002-05-24 ASX-SIGNAL-G

HOMEX - Brisbane

+++++++++++++++++++++++++
CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company Metal Storm Limited

ABN 099 064 270 006

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director James Brett Lochran Heading

Date of last notice N/A

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest Indirect

Nature of indirect interest

(including registered holder) — Non-beneficial arising as a consequence of Directorships

Date of change — 22/05/2002

No. of securities held prior to change

Relevant interest Only:

Double Knob Pty Ltd (director) - 1,055,000 ordinary shares

Jindabrae Pry Ltd and Skivaway Pty Ltd (director) - 400,000 ordinary shares

Class — Ordinary share

Number Acquired — N/A

Number disposed

Relevant Interest Only:

Andabrae Pty Ltd and Skivaway Pty Ltd (director) - 50,000 ordinary shares

Value/consideration — $63,040 ($1.26 per share)

No. of securities held after change

Relevant interest Only:

Double Knob Pty Ltd (director) - 1,055,000 ordinary shares

Jindabrae Pty Ltd and Skivaway Pty Ltd (director) - 350,000 ordinary shares

Nature of change — On market trade

Part 2 - Change of director's relevant interests in contracts

Detail of contract — -

Nature of direct interest — -

Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-
Interest disposed	-
Value/consideration	-
Interest after change	-

Appendix 3B - Exercise of Options

Document date: Fri 31 May 2002 **Published:** Fri 31 May 2002 14:21:15
Document No: 146870 **Document part:** A
Market Flag: N
Classification: Appendix 3B

METAL STORM LIMITED 2002-05-31 ASX-SIGNAL-G

HOMEX - Brisbane

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES

You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Ordinary
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	500,000
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Exercise of options granted on 31/05/2000 exerciseable at A$0.48 per share expiring on 31/05/2002
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5. Issue price or consideration	$0.48 per share

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)

7. Dates of entering securities into uncertified holdings or despatch of certificates

	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	423,903,558	Ordinary

	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	7,045,000	Options

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — Rank equally with existing issued capital

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. X If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. X If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is

given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected

with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

P R Wetzig
COMPANY SECRETARY
31/05/2002
